# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Linkage Global Inc, CIK 0001969401
CUSIP: G5500B201
Title of class of securities: Class A ordinary share, par value US$0.00025 per share
Address of issuer's principal executive offices: 2-23-3 MINAMI-IKEBUKURO, TOSHIMA-KU, TOKYO, Japan (M0), 171-0022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002010977

## Reporting persons
- Zhihua Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 14,949,229; shared voting power 0; sole dispositive power 14,949,229; shared dispositive power 0; aggregate amount beneficially owned 14,949,229 (41.76% of the class)
  Comment: Represents (i) 9,949,229 Class A ordinary shares held indirectly by Zhihua Wu through Smart Bloom Global Limited, a British Virgin Islands company controlled by Zhihua Wu, and (ii) 5,000,000 Class B ordinary shares.
  The percentage is calculated based on 30,800,000 Class A ordinary shares and 5,000,000 Class B ordinary shares of the issuer, issued and outstanding as of December 31, 2024.
- Smart Bloom Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,949,229; shared voting power 0; sole dispositive power 9,949,229; shared dispositive power 0; aggregate amount beneficially owned 9,949,229 (27.79% of the class)
  Comment: The percentage is calculated based on 30,800,000 Class A ordinary shares and 5,000,000 Class B ordinary shares of the issuer, issued and outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Linkage Global Inc
Address of issuer's principal executive offices: 2-23-3 MINAMI-IKEBUKURO, TOSHIMA-KU TOKYO, JAPAN 171-0022

## Item 2. Person Filing
Name of person filing:
(i) Zhihua Wu
(ii) Smart Bloom Global Limited
Address of principal business office or, if none, residence:
(i) Zhihua Wu
Unit 415, Xingui Apartment, No.316, Hudong Road, Golou District, Fuzhou City, Fujian Province, China
(ii) Smart Bloom Global Limited
Unit 415, Xingui Apartment, No.316, Hudong Road, Golou District, Fuzhou City, Fujian Province, China
Citizenship:
(i) Zhihua Wu
People's Republic of China
(ii) Smart Bloom Global Limited
British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Zhihua Wu: /s/ Zhihua Wu, Zhihua Wu (02/12/2025)
- Smart Bloom Global Limited: /s/ Zhihua Wu, Zhihua Wu, Director (02/12/2025)